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                         [COHO ENERGY, INC. LETTERHEAD]




                                                                    EXHIBIT 99.1




April 5, 2002


United States Securities and Exchange Commission
Washington, DC 20549

RE: December 31, 2001 Audit

Arthur Andersen LLP (Andersen) represented to Coho Energy, Inc. that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.


Sincerely,

/s/ Gary L. Pittman

Gary L. Pittman
Chief Financial Officer